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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Agnico-Eagle Mines Limited
(Translation of registrant's name into English)

145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒                             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐                             No  ☒

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                   )

EXHIBITS

Exhibit No.	Exhibit Description
1	Press Release dated February 21, 2006 announcing new reserve information at Suurikuusikko Project in Finland
2	Press Release dated February 22, 2006 announcing financial results for the fiscal quarter ended December 31, 2005
3	Material Change Report dated February 22, 2006 relating to full redemption of US$143.75 million 4.50% convertible subordinated debentures
4	Material Change Report dated February 22, 2006 relating to exercise of option to acquire Pinos Altos Project in Mexico

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
Date: February 23, 2006	By:	/s/ R. GREGORY LAING
	Name:	R. Gregory Laing
	Title:	General Counsel, Vice President Legal and Corporate Secretary

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EXHIBITS
SIGNATURE